Filed by UPM-Kymmene Corporation
                           Pursuant to Rule 425 under the Securities Act of 1933
                                        and deemed filed pursuant to Rule 14a-12
                                                   of the Securities Act of 1934

Subject Company: Champion International Corporation
Commission File No.: 001-03053


          [UPM-Kymmene Press Release issued 5:43 pm May 12, 2000]



                              UPM-KYMMENE WITHDRAWS
                               FROM CHAMPION DEAL


Helsinki,  Finland,  (May 12,  2000)  UPM-Kymmene  Corporation  (Helsinki  Stock
Exchange: UPM1V; NYSE: UPM) announced today that its board of directors has decided not to make a new offer for all Champion International's (NYSE: CHA) outstanding shares.

After International Paper's unsolicited offer it has become clear that the merger of Champion International and UPM-Kymmene cannot be carried out at a price level acceptable to UPM-Kymmene shareholders, says Mr Juha Niemela, President and Chief Executive Officer of UPM-Kymmene.

UPM-Kymmene's market positions are strong and profitability is good. Therefore, UPM-Kymmene is capable to be an active player in the consolidation process of forest industry. Champion would have been a good match for UPM-Kymmene. However, the termination of the planned acquisition does not change UPM-Kymmene's strategy: our primary objective is to be one of the world's leading forest products companies, adds Mr Niemela.

This press release contains certain statements that are neither reported financial results nor other historical information. These statements are forward-looking statements within the meaning of the safe-harbor provisions of the U.S. federal securities laws. These forward-looking statements are subject to risks and uncertainties that could cause actual results to differ materially from those expressed in the forward-looking statements. Many of these risks and uncertainties relate to factors that are beyond the companies' ability to control or estimate precisely, such as future market conditions, the behavior of other market participants and the actions of governmental regulators. These and other risk factors are detailed in the two companies' SEC reports. Readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date of this press release. The companies do not undertake any obligation to publicly release any revisions to these forward-looking statements to reflect events or circumstances after the date of this press release.

Investors and security holders are advised to read the joint proxy statement/prospectus regarding the business combination transaction referenced in the foregoing information, when it becomes available, because it will contain important information. Such joint proxy statement/prospectus will be filed with the Securities and Exchange Commission by UPM-Kymmene and Champion International. Investors and security holders may obtain a free copy of the joint proxy statement/ prospectus (when available) and other related documents filed by UPM-Kymmene and Champion International at the Commission's website at www.sec.gov. The joint proxy statement/prospectus and the other documents may also be obtained from UPM-Kymmene by contacting UPM-Kymmene, Attn: Reko Aalto-Setala, Etelaesplanadi 2, FIN-00101 Helsinki, Finland, and/or Champion International by contacting Champion International, Attn: Tom Hart, One Champion Plaza, Stamford, Connecticut 06921.

Champion International, its directors, executive officers and certain other members of Champion International management and employees may be soliciting proxies from Champion International shareholders in favor of the merger. Information concerning the participants will be set forth in the joint proxy statement/prospectus when it is filed with the Securities and Exchange Commission.